[Letterhead of Core Laboratories N.V.]
April 10, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Ms. Anne Nguyen Parker
Branch Chief

Re:	Core Laboratories N.V.
Preliminary Proxy Statement on Schedule 14A
Filed February 28, 2008
File No. 1-14273
Ladies and Gentlemen:
     Set forth below are the responses of Core Laboratories N.V. to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated March 18, 2008. Attached as Annex A are changed pages reflecting our proposed revisions in response to your comments.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Item 3. Cancellation of our Repurchased Shares, page 38
1.	It appears that Item 3 is asking the shareholders to vote on two separate matters: (1) the cancellation of treasury shares that have been purchased up to the date of the annual meeting; and (2) the cancellation of all shares purchased as soon as you have repurchased 5% of your issued share capital during the 18 month period from the date of the annual meeting until October 28, 2009. Revise your proxy statements and proxy card accordingly so that these matters maybe separately considered and voted upon by your shareholders.

Response: We have revised our proxy statement and proxy card to allow our shareholders to separately consider and vote upon these matters. Please see pages A-1 through A-3 of Annex A.
Item 5. Extension of Authority to Issue Shares of Core Laboratories N.V. until April 28, 2013
2.	Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, state that at this time you have no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.

Securities and Exchange Commission
April 10, 2008      Page 2

Response: We have supplemented our disclosure to specify that we currently have no specific plans, proposals by arrangements to issue any of the authorized shares of common stock for any purpose. Please see page A-4 of Annex A.
     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., T. Mark Kelly at (713) 758-4592 or Matt Pacey at (713) 758-4786.

Very truly yours, CORE LABORATORIES N.V.
By:	/s/ Mark F. Elvig
Mark F. Elvig
General Counsel, Vice President and Secretary

cc:	T. Mark Kelly, Esq. (by facsimile, 713.615.5531)
Matt Pacey, Esq. (by facsimile, 713.615.5139)
D. Levy

ANNEX A
CORE LABORATORIES N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

PROXY STATEMENT

ABOUT THE 2008 ANNUAL MEETING OF SHAREHOLDERS
WHY HAVE I RECEIVED THESE MATERIALS?
     This proxy statement and the accompanying proxy card are first being made available to you on the Internet or, upon your request, mailed to you on or about               , April 28, 2008 and are being furnished in connection with the solicitation of proxies by and on behalf of the Board of Supervisory Directors of Core Laboratories N.V. (“Core” or the “Company”) for use at our 2008 annual meeting of shareholders to be held at the law offices of Nauta Dutilh N.V., Strawinskylaan 1999, 1077 XV, Amsterdam, The Netherlands, on ~~Monday, April~~Wednesday, May 28, 2008 at 10:~~00~~30 a.m., local time for the purpose of voting on the proposals described in this proxy statement.
WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS THIS YEAR INSTEAD OF A FULL SET OF PROXY MATERIALS?
     As permitted by rules recently adopted by the Securities and Exchange Commission, we are making this proxy statement and our annual report available on the Internet. On                or before April 15, 2008, we mailed a notice to shareholders containing instructions on how to access the proxy statement and annual report and vote online. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.
     Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.
WHAT AM I VOTING ON?
     You will be voting on the following:
•	To elect three Class I Supervisory Directors to serve until our annual meeting in 2011 and until their successors shall have been duly elected and qualified;

•	To confirm and adopt our Dutch Statutory Annual Accounts in the English language for the fiscal year ended December 31, 2007;

•	To approve and resolve the cancellation of our repurchased shares~~;~~ up to the date of our annual meeting;
•	To approve and resolve the cancellation of 5% of our issued share capital, if purchased from time to time during the 18-month period from the date of the annual meeting until November 28, 2009;
•	To approve and resolve the extension of the authority to repurchase up to 10% of our issued share capital until ~~October~~November 28, 2009;

•	To approve and resolve the extension of the authority to issue shares and/or to grant rights (including options to purchase) with respect to our common and preference shares until ~~April~~May 28, 2013;
•	To approve and resolve the extension of the authority to limit or exclude the preemptive rights of the holders of our common shares and/or preference share until ~~April~~May 28, 2013;
•	To ratify the appointment of PricewaterhouseCoopers as our Company’s independent public accountants for the year ended December 31, 2008; and

•	To transact such other business as may properly come before the annual meeting or any adjournment thereof.

Item 3. Cancellation of Our Repurchased Shares Up to the Date of Our Annual Meeting
     At the annual meeting, our shareholders will be asked to resolve to cancel~~: a.~~      all of the treasury shares we have repurchased up to the date of our annual meeting~~; and~~. According to the Dutch Civil Code, we can only hold 10% of our issued share capital at one time. This restriction is not typical for a company domiciled in the United States but is imposed on us as a result of our being organized under the laws of The Netherlands. As of December 31, 2007, we held approximately 1,071,307 of our common shares as treasury shares which equal approximately 4% of our issued share capital. If our shareholders do not resolve to cancel the above described shares, we would only be able to repurchase on the open market approximately an additional 1,319,400 common shares under our Share Repurchase Program on the open market.
     Management believes it is in the best interest of our shareholders for the Supervisory Board and management to have the flexibility to purchase additional common shares in the open market should market conditions warrant. This authority is similar to that generally afforded under state law to public companies domiciled in the United States. Upon the affirmative vote of our shareholders, the shares held on the date of the general meeting of shareholders will be cancelled in the manner described in Article 2:99(2) and 2:100 of the Dutch Civil Code.
     After the general meeting of shareholders, we will post a copy of the minutes of the annual meeting of shareholders at the Dutch commercial registry and will subsequently publish a notice of each deposit in a Dutch daily newspaper. If no creditors oppose the capital reduction within two months after each respective publication in a Dutch daily newspaper, then the cancellation of the shares will become effective after this two-month waiting period.
     The affirmative vote of the majority of the votes cast at the annual meeting is required to cancel our repurchased shares if more than one-half of our issued share capital is represented at the annual meeting. If less than one-half of our issued share capital is represented at the annual meeting, then the affirmative vote of two-thirds of the votes cast at the annual meeting is required to approve the cancellation of our repurchased shares. Under Dutch law and our articles of association, common shares abstaining from voting and broker non-votes will not count as votes cast at the annual meeting.
     The Supervisory Board recommends that shareholders vote “FOR” the cancellation of our repurchased shares up to the date of our annual meeting, and proxies executed and returned will be so voted unless contrary instructions are indicated thereon.
Item 4. Cancellation of Additional Repurchased Shares
     ~~b~~At the annual meeting, our shareholders will be asked to resolve to cancel,.           as soon as we will have repurchased 5% of our issued share capital from time to time during the 18-month period from the date of the annual meeting until ~~October~~November 28, 2009, all such repurchased shares.
     According to the Dutch Civil Code, we can only hold 10% of our issued share capital at one time. This restriction is not typical for a company domiciled in the United States but is imposed on us as a result of our being organized under the laws of The Netherlands. As of December 31, 2007, we held approximately 1,071,307 of our common shares as treasury shares which equal approximately 4% of our issued share capital. If our shareholders do not resolve to cancel the above described shares, we would only be able to repurchase on the open market approximately an additional 1,319,400 common shares under our Share Repurchase Program on the open market.
     Management believes it is in the best interest of our shareholders for the Supervisory Board and management to have the flexibility to purchase additional common shares in the open market should market conditions warrant. This authority is similar to that generally afforded under state law to public companies domiciled in the United States. Upon the affirmative vote of our shareholders, ~~(i) the shares held on the date of the general meeting of shareholders and (ii)~~ as soon as we will have repurchased 5% of our issued share capital from time to time during the 18-month period from the date of the annual meeting until ~~October 24,~~November 28, 2009, all such repurchased shares will be cancelled in the manner described in Article 2:99(2) and 2:100 of the Dutch Civil Code.
     ~~After the general meeting of shareholders and as~~As soon as we will have repurchased 5% of our issued share capital from time to time during the 18-month period from the date of the annual meeting until ~~October~~November 28, 2009, we will post a copy of the minutes of the annual meeting of shareholders at the Dutch commercial registry and will subsequently publish a notice of each deposit in a Dutch daily newspaper. If no creditors oppose the capital reduction within two months after each respective publication in a Dutch daily newspaper, then the cancellation of the shares will become effective after this two-month waiting period.

     The affirmative vote of the majority of the votes cast at the annual meeting is required to cancel our repurchased shares if more than one-half of our issued share capital is represented at the annual meeting. If less than one-half of our issued share capital is represented at the annual meeting, then the affirmative vote of two-thirds of the votes cast at the annual meeting is required to approve the cancellation of our repurchased shares. Under Dutch law and our articles of association, common shares abstaining from voting and broker non-votes will not count as votes cast at the annual meeting.
     The Supervisory Board recommends that shareholders vote “FOR” the cancellation of ~~our repurchased shares,~~5% of our issued share capital, if purchased from time to time during the 18-month period from the date of the annual meeting until November 28, 2009, and proxies executed and returned will be so voted unless contrary instructions are indicated thereon.

     Item ~~5.~~6. Extension of Authority to Issue Shares of Core Laboratories N.V. Until ~~April~~May 28, 2013
     Our authorized share capital consists of 100 million common shares and 3 million preference shares, each share with a current par value of EUR 0.04. Under Dutch law and our articles of association, the Supervisory Board has the power to issue shares of our authorized share capital as long as the Supervisory Board has been designated and authorized by the shareholders to do so at the annual meeting. An authorization of the Supervisory Board to issue shares may be effective for a period of up to five years and may be renewed on an annual rolling basis. In connection with our initial public offering in September 1995, our shareholders authorized the Supervisory Board to issue shares and/or rights with respect to our shares for a five-year period. At each annual meeting subsequent to 1995, our shareholders have extended the period such that the current period is set to expire on April 2, 2012. We currently do not have any specific plans, proposals or arrangements to issue any of the authorized shares of common stock for any purpose. However, in the ordinary course of our business, we may determine from time to time that the issuance of shares of common stock is in the best interests of the Company, including in connection with future acquisitions or financings.
     At the annual meeting, our shareholders will be asked to approve a further extension of this authority to issue shares and/or to grant rights, including options to purchase, with respect to our unissued common and preference shares up to the maximum number of common and preference shares indicated by the authorized share capital for a five-year period from the date of the annual meeting until ~~April~~May 28, 2013. This authority to issue shares is similar to that generally afforded under state law to public companies domiciled in the United States. Management believes that retaining the flexibility to issue shares for acquisition, financing or other business purposes in a timely manner without first obtaining specific shareholder approval is important to our continued growth. Furthermore, our common shares are listed on the NYSE and, accordingly, the issuance of additional shares will remain subject to the rules of the NYSE. In particular, the NYSE requires shareholder approval for the issuance of shares of common stock in excess of 20% of the shares outstanding except for public offerings for cash or bona fide private offerings at a price greater than both the book and market value of a company’s common stock. The authority of the Supervisory Board to issue shares as described in this proxy statement does not include the power to increase the total number of authorized shares of Core Laboratories N.V.
     The affirmative vote of the majority of the votes cast at the annual meeting is required to extend the authority of the Supervisory Board to issue shares and/or to grant rights (including options to purchase) with respect to our common and/or preference shares for a five-year period from the date of the annual meeting. Under Dutch law and our articles of association, common shares abstaining from voting and broker non-votes will not count as votes cast at the annual meeting.
     The Supervisory Board recommends that shareholders vote “FOR” the extension of the authority of the Supervisory Board to issue shares and/or to grant rights (including options to purchase) with respect to our common and/or preference shares until ~~April~~May 28, 2013, and proxies executed and returned will be so voted unless contrary instructions are indicated thereon.

A-4